genetic technologies

ASX ANNOUNCEMENT
27 October 2015

Notice of 2015 Annual General Meeting and Sample Proxy

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release its Notice of the 2015 Annual General Meeting of shareholders (the "Notice") together with a Sample Proxy.

The Notice and a personalised proxy is being mailed to all shareholders and the Company's 2015 Annual Report is available for download from its website: www.gtglabs.com

As detailed in the Notice the 2015 Annual General Meeting will be held at **10.30 am** on **Wednesday, 25 November 2015** at the following address:

"Treetops"
Melbourne Museum
11 Nicholson Street
Carlton, Victoria 3053
Australia

FOR FURTHER INFORMATION PLEASE CONTACT

Eutillio Buccilli
Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women's health. The Company's lead product, BREVAGen*plus*®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGen*plus*® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGen*plus*® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGen*plus*®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGen*plus*® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • **Website**: www.gtglabs.com • **Email**: info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street, Fitzroy Victoria 3065 Australia • **Postal Address** P.O. Box 115, Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • **Fax** +61 3 8412 7040

Genetic Technologies Personalising health

BUSINESS 1. CONSIDERATION OF FINANCIAL STATEMENTS To receive and consider the Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2015. 2. RESOLUTION 1 -ADOPTION OF THE REMUNERATION REPORT To consider and, if thought fit, to pass the following resolution as an ordinary resolution: "That for the purpose of Section 250R(2) of the Corporations Act and for all other purposes the Remuneration Report as set out in the Directors' Report for the Company for the year ended 30 June 2015 be adopted." • Please note that section 250R(3) of the Corporations Act 2001 (Cth) proVIdes that the vote on th1s resolution is advisory only and does not bmd the Directors or the Company 3. RESOLUTION 2 - RE-ELECTION OF DR MALCOLM ROY BRANDON To consider and,if thought fit, to pass the following resolution as an ordinary resolution: "To elect Dr Malcolm Roy Brandon who retires by rotation in accordance with Listing Rule 14.4 and clause 20.1 of the Company's Constitution and being eligible offers himself for re-election as a Director." 4. RESOLUTION 3 - ELECTION OF MR EUTILLIO BUCCILLI To consider and, if thought fit, to pass the following resolution as an ordinary resolution: "To elect Mr Eutillio Buccilli who was appointed to the Board as an additional Director on 12 June 2015 and in accordance with Listing Rule 14.4 and clause 19.5 of the Company's Constitution retires and being eligible offers himself for election as a Director." 5. RESOLUTION 4 - RATIFICATION OF PRIOR PLACEMENT OF SHARES TO SOPHISTICATED INVESTORS To consider and,if thought fit, to pass the following resolution as an ordinary resolution: "That pursuant to Listing Rule 7.4 and all other purposes,the members of the Company approve and ratify the Company's prior allotment and issue of a total of 107,329,800 fully paid ordinary shares in the capital of the Company credited as fully paid to institutional and sophisticated investors, and upon the terms as outlined in the Explanatory Memorandum which accompany this Notice of Annual General Meeting." 6. RESOLUTION 5 - RATIFICATION OF PRIOR PLACEMENT OF SHARES TO KENTGROVE CAPITAL GROWTH FUND To consider and, if thought fit, to pass the following resolution as an ordinary resolution: "That pursuant to Listing Rule 7.4 and all other purposes, the members of the Company approve and ratify the Company's prior allotment and issue of a total of 26,500,000 fully paid ordinary shares in the capital of the Company credited as fully paid to Kentgrove Capital Growth Fund,and upon the terms as outlined in the Explanatory Notes which accompany this Notice of Annual General Meeting."

7. RESOLUTION 6 – REFRESH OF EXISTING KENTGROVE STANDBY EQUITY PLACEMENT FACILITY

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That pursuant to ASX Listing Rule 7.1 and all other purposes, the members of the Company refresh the approval for the issue to Kentgrove Capital Growth Fund of a maximum of approximately $20.96 million worth of fully paid ordinary shares in the capital of the Company at the Minimum Share Price specified in accordance with the ASX Listing Rules (as previously approved by members in general meeting on 6 March 2015) and otherwise on the terms and conditions set out in the Explanatory Notes which accompany this Notice of Meeting."

8. RESOLUTION 7 – THE ISSUE OF OPTIONS TO MR EUTILLIO BUCCILLI UNDER THE EMPLOYEE OPTION PLAN

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That subject to the passing of Resolution 3 and for the purposes of ASX listing Rule 10.14 and for all other purposes, Shareholders approve the issue to Mr Eutillio Buccilli under the Employee Option Plan (Option Plan) of 14,236,111 Options to acquire up to 14,236,111 ordinary shares in the capital of the Company expiring 5 years from their grant date with the exercise price for each option of $0.02 and otherwise on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

Dated this 15th day of October 2015

By order of the Board

BRIAN MANUEL
Company Secretary

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GENETIC TECHNOLOGIES NOTICE OF AGM 2015

VOTING ENTITLEMENT NOTICE

For the purposes of the Meeting, the Company has determined that in accordance with regulation 7.11.37 of the Corporations Regulations, shares will be taken to be held by the persons registered as holders at 7.00 pm on **Monday** 23 November 2015. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting.

PROXIES

A shareholder entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy form may specify the proportion or number of votes which the proxy may exercise. If it does not specify the proportion or number of votes the proxy may exercise, each proxy may exercise half of the votes. A proxy need not be a shareholder. Proxy Forms must be lodged in accordance with the directions set out on the Proxy Form not later than 48 hours prior to the Meeting.

APPOINTMENT OF PROXIES

If you are entitled to vote at the Meeting you have the right to appoint a proxy to attend and vote in your place. To appoint a proxy you should complete Step 1 on the attached Proxy Form. If you wish to appoint a person other than the Chairman, you should complete the second panel in Step 1, and not "tick" the first panel.

The proxy need not be a shareholder of the Company. If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes. If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those shares the proxy represents.

The Chairman intends to vote all undirected proxies in favour of the resolutions put in the Notice of Meeting. In particular, if the Chairman of the Meeting is appointed as your proxy and you have not specified the way the Chairman is to vote on Resolution 1, by signing and returning the Proxy Form, you are considered to have provided the Chairman with an express authorisation for the Chairman to vote the proxy in accordance with the Chairman's intention, namely in favour of each of the proposed resolutions set out in the Notice of Meeting.

If a member has not directed their proxy how to vote, the proxy may vote as the proxy determines. If a member (who is not an Excluded Voter) has appointed as their proxy an Excluded Voter (other than the Chairman), the member may only vote with respect to Resolution 1 by directing their proxy how to vote with respect to Resolution 1. To direct the Excluded Voter as proxy, the member must complete the "for" or "against" or "abstain" at Step 2 of the Proxy Form for Resolution 1.

An "Excluded Voter" for these purposes means collectively one of the key management personnel (as set out on page 26 of the Company's 2015 Annual Report, and is defined in the *Corporations Act 2001* (Cth) (**Corporations Act**) to include the Chairman) (**Key Management Personnel**) or one of the Key Management Personnel's closely related parties (which includes a spouse, dependent and certain other close family members and companies controlled by the Key Management Personnel).

Proxy forms must be received at the Company's offices (60-66 Hanover Street, Fitzroy, Victoria 3065 Australia) or by fax, within Australia on (03) 8412 7040 or outside Australia on +61 3 8412 7040, by no later than 10.30 am on Monday, 23 November 2015.

BODIES CORPORATE

A body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Company's shareholders. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution.

The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company.

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EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of shareholders of the Company in connection with the business to be conducted at the Annual General Meeting of shareholders to be held on Wednesday, 25 November 2015. Each of the Directors supports each resolution and recommends that shareholders vote in favour of them.

1. CONSIDERATION OF FINANCIAL STATEMENTS

Please refer to the Company's 2015 Annual Report.

2. RESOLUTION 1 – ADOPTION OF THE REMUNERATION REPORT

2.1 Background

Under the Corporations Act, listed entities are required to put to the vote a resolution that the Remuneration Report as set out in the Directors' Report be adopted. This Remuneration Report can be found on pages 26to 33 of the Company's 2015 Annual Report. It sets out a range of matters relating to the remuneration of Directors, and Senior Executives of the Company.

A vote on this Resolution 1 is advisory only and does not bind the Directors or the Company. A copy of the Company's 2015 Annual Report can be found on its website at www.gtglabs.com.

The Corporations Act provides that:

(a) members of the Key Management Personnel whose remuneration details are included in the Remuneration Report (and any closely related party of those members) are not permitted to vote on a resolution to approve the Remuneration Report, and

(b) if the vote to approve the Remuneration Report receives a "no" vote by at least 25% of the votes cast, this will constitute a "first strike".

As no "strike" occurred at the Genetic Technologies' 2014 Annual General Meeting, the current "strike" count is zero. If a "first strike" was to occur at the 2015 Annual General Meeting:

(a) the Company's subsequent Remuneration Report (in other words, the Company's Remuneration Report to be included in the 2016 Annual Report) must include an explanation of the Board's proposed action in response to the "no vote" or an explanation of why no action has been taken; and

(b) if the Company's subsequent (i.e. 2016) Remuneration Report also receives a "no vote" at the 2016 Annual General Meeting of at least 25% of the votes cast, then Shareholders at the 2016 Annual General Meeting will be asked (at that 2016 Annual General Meeting) to vote on whether or not the Company is to hold another general Shareholder's meeting (within the following 90 days) to vote on a "spill resolution" under section 250V of the Corporations Act.

Accordingly, the Board abstains from making a recommendation in relation to Resolution 1.

The Chairman intends to exercise all undirected proxies in favour of Resolution 1.

As set out in the Notice of Annual General Meeting, any member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, together with a closely related party of those members, are excluded from casting a vote on Resolution 1.

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GENETIC TECHNOLOGIES NOTICE OF AGM 2015

2.2 Voting Exclusion Statement A vote on Resolution 1 must not be cast (in any capacity) by or on behalf of any of the followmg persons; (a) A member of Key Management Personnel, details of whose remuneration are mcluded 1n the RemuneratiOn Report; or (b) A closely related party of such a member, (collectively, an Excluded Voter). However, an Excluded Voter may cast a vote on Resolut1on 1 if: (a) The Excluded Voter does so as a proxy appointed by wnting that specifies how the proxy 1s to vote on the proposed resolution (as described in the "Notes" section of th1s Notice of Meet1 ng); and (b) The vote 1s not cast on behalf of another Excluded Voter. An Excluded Voter may also cast a vote on Resolution 1 1f the Excluded Voter 1s the Cha1rman of the Meet1ng and the appomtment of the Chairman as proxy: • does not specify the way the proxy IS to vote on the Resolution; or ' expressly authonses the Cha1rman to exerose the proxy even 1f the Resolution 1s connected directly or 1ndirectly w1th the remuneration of a member of the Key Management Personnel for the Company. 3. RESOLUTION 2 - RE-ELECTION OF DR MALCOLM ROY BRANDON Dr Brandon, retires by rotat1on in accordance w1th the Company's Const1tut1on and be1ng eligible offers h1mself for re-elect1on. Dr Brandon was appointed to the Board on 5 October 2009 and as 1ts Cha1rman on 28 November 2012. He has over 39 years' expenence 1n commemally focused research and development and 1n building successful compan1es wh1ch have commeroalised a w1de range of Australian and 1nternat1onal technolog1es. Dr Brandon IS currently Manag1 ng D1rector of genetics and art1f1cial an1mal breed1ng company Clone International wh1ch uses clon1ng technologies to preserve the genetics of elite animals. Directors Recommendation The D1rectors of the Company (with Dr Brandon abstainmg) cons1der that Resolution 2 1s m the best Interests of the Company and recommend that Shareholders vote 1n favour of this Resolut1on 2. 4. RESOLUTION 3 - ELECTION OF MR EUTILLIO BUCCILLI Mr Buwll1 was appo1nted to the Board on 1 2 June 201 5 as an add1t1onal Director after the last annual general meet1ng and 1n accordance with L1st1ng Rule 1 4.4 and clause 19.5 of the Company's Constitution ret1res and bemg elig1ble offers h1mself for elect1on. Mr Buccilli Joined the Company 1n June 201 4 as Ch1ef Financial OffiCer. In November 2014 Mr Buccllli was appo1med to the pos1t10n of Ch1ef Operat1ng Officer, on 26 February 2015 1t was announced that he had been appo1nted as Ch1ef Execut1ve Off1cer and on 12 June 2015 Mr Bucolli was appo1nted as a director of the Company. Mr Buccilli has more than 35 years of sen1or management expenence 1n the f1nanc1al serv1ces, contracting and recru1tment, property and retail mdustnes m Australia and the U.S. He has held sen1or management pos1t1ons w1th blue ch1p corporations such as General Electnc ("GE"), Computer Soence CorporatiOn, Coles Myer and Challenger L1m1ted. Whilst at GE, Mr Buwlli was seconded to the U.S., where he worked at the GE Cap1 tal Headquarters located 1n Stamford Connect1cut. Directors R ecommendation The D1 rectors of the Company (w1th Mr Buccilli abstainmg) cons1der that Resolut1on 3 1s 1n the best 1nterests of the Company and recommend that Shareholders vote 1n favour of this Resolution 3. 5

5. RESOLUTION 4 – RATIFICATION OF PRIOR PLACEMENT OF SHARES TO SOPHISTICATED INVESTORS

On 11 March 2015 the Company issued to professional and sophisticated investors a total of 107,329,800 fully paid ordinary shares at $0.0334 per ordinary share (Placement Shares).

The Placement Shares were issued out of the Company's entitlement under its ASX Listing Rule 7.1 capacity at that time. The Placement Shares were issued in addition to the 392,670,150 shares issued to sophisticated investors with shareholder approval, as detailed in section 4 of the Company's Notice of Meeting dated 5 February 2015 and approved by shareholders on 6 March 2015 (Prior Issue). In aggregate, the Prior Issue and the Placement Shares comprise the $18.6m capital raised placed through the Maxim Group LLC, as announced on 6 March 2015.

ASX Listing Rule 7.4 permits a company to obtain ratification from its Shareholders in relation to a prior share issue. Resolution 4 seeks shareholder ratification of the Placement Shares.

If ratified, the Placement Shares would be excluded in the future from the calculation of the Company's 15% entitlement under ASX Listing Rule 7.1.

The ASX Listing Rules set out a number of regulatory requirements that must be satisfied in relation to the ratification of the issue of securities under resolution. These are summarised below.

5.1 Information required under ASX Listing Rule 7.5

The ASX Listing Rules set out a number of regulatory requirements that must be satisfied in relation to the ratification of the issue of the Placement Shares. ASX Listing Rule 7.5 requires that the meeting documents concerning a proposed resolution to approve a prior issue in accordance with ASX Listing Rule 7.4 must include the following information:

(a) The number of securities allotted:

A total of 107,329,800 Placement Shares as have been allotted pursuant to the Company's 15% entitlement under ASX Listing Rule 7.1.

(b) The issue price at which the securities were allotted:

The Placement Shares were issued at $0.0334 per ordinary share.

(c) The terms of the securities:

Placement Shares issued were fully paid ordinary shares ranking equally in all respects with all other fully paid ordinary shares then on issue in the Company.

(d) The names of the allottees or the basis upon which the allottees were determined:

Institutional and sophisticated investors (being persons described in Sections 708(8) and 708(10) of the Corporations Act) introduced by Maxim Group LLC as placement agent.

(e) The use (or intended use) of the funds raised:

The funds raised will continue to be used by the Company for general working capital purposes.

5.2 Effect of passing of Resolution 4

Resolution 4, if passed, will enable Genetic Technologies to retain the flexibility to issue equity securities within the next 12 months without including these 107,329,800 shares in the calculation of its entitlement under Listing Rule 7.1 to issue up to 15% of its share capital without obtaining prior Shareholder approval.

5.3 Directors Recommendation

The Directors of the Company consider that Resolution 4 is in the best interests of the Company and recommend that Shareholders vote in favour of this Resolution 4.

GENETIC TECHNOLOGIES NOTICE OF AGM 2015
6

5.4 Voting Exclusion

Pursuant to ASX Listing Rule 7.5.6, Genetic Technologies will disregard any votes cast on Resolution 4 by:

(a) any person who participated in the issue, namely the Subscribers; and

(b) an associate of that person (or those persons).

However, Genetic Technologies need not disregard a vote if:

(c) (it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(d) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

6. RESOLUTION 5 – RATIFICATION OF PRIOR PLACEMENT OF SHARES TO KENTGROVE CAPITAL GROWTH FUND

On 9 February 2015 the Company issued to the professional and sophisticated investor Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd (**Kentgrove**) 16,000,000 fully paid ordinary shares at $0.02 per Share and on 18 February 2015 issued 10,500,000 fully paid ordinary shares at $0.0695 per ordinary share pursuant to the Kentgrove Standby Facility (**Kentgrove Shares**). Details of the Kentgrove Standby Facility are set out in the Company's Notice of Meeting dated 6 March 2015.

The Kentgrove Shares, totalling 26,500,000 fully paid ordinary shares were issued out of the Company's entitlement under its ASX Listing Rule 7.1 capacity at the respective issue dates.

ASX Listing Rule 7.4 permits a company to obtain ratification from its Shareholders in relation to a prior share issue. Resolution 5 seeks shareholder ratification of the Kentgrove Shares.

If ratified, the Kentgrove Shares would be excluded in the future from the calculation of the Company's 15% entitlement under ASX Listing Rule 7.1.

The ASX Listing Rules set out a number of regulatory requirements that must be satisfied in relation to the ratification of the issue of securities under resolution. These are summarised below.

6.1 Information required under ASX Listing Rule 7.5

The ASX Listing Rules set out a number of regulatory requirements that must be satisfied in relation to the ratification of the issue of the Kentgrove Shares. ASX Listing Rule 7.5 requires that the meeting documents concerning a proposed resolution to approve a prior issue in accordance with ASX Listing Rule 7.4 must include the following information:

(a) The number of securities allotted:

A total of 26,500,000 Kentgrove Shares as have been allotted pursuant to the Company's 15% entitlement under ASX Listing Rule 7.1.

(b) The issue price at which the securities were allotted:

16,000,000 Kentgrove Shares were issued at $0.02 per ordinary share and 10,500,000 Kentgrove Shares were issued at $0.0695 per ordinary share.

(c) The terms of the securities:

Kentgrove Shares issued were fully paid ordinary shares ranking equally in all respects with all other fully paid ordinary shares then on issue in the Company.

(d) The names of the allottees or the basis upon which the allottees were determined:

Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd.

(e) The use (or intended use) of the funds raised:

The funds raised will be used by the Company for general working capital purposes.

6.2 Effect of passing of Resolution 5

Resolution 5, if passed, will enable Genetic Technologies to retain the flexibility to issue equity securities within the next 12 months without including these 26,500,000 shares in the calculation of its entitlement under Listing Rule 7.1 to issue up to 15% of its share capital without obtaining prior Shareholder approval.

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6.3 Directors Recommendation The D1rectors of the Company cons1der that Resolut1on 5 IS 1n the best 1 nterests of the Company and recommend that Shareholders vote 1n favour of th1s Resolution 5. 6.4 Voting Exclusion Pursuant to ASX Listmg Rule 7.5.6, GenetiC Technologies will d1sregard any votes cast on resolut1on 5 by: (a) any person who partiCipated 1n the 1ssue, namely the Subscnbers; and (b) an assoc1ate of that person (or those persons). However, Genet1c Technolog1es need not d1sregard a vote 1f: (c) 1t IS cast by a person as a proxy for a person who IS ent1tled to vote, 1n accordance w1th the d1rect1ons on the proxy form; or (d) 1t IS cast by the person cha r ng the meet1ng as proxy for a person who IS ent1tled to vote, m accordance w1th a dlrect1on on the proxy form to vote as the proxy deodes. 7. RESOLUTION 6-REFRESH APPROVAL OF EXISTING KENTGROVE STANDBY EQUITY PLACEMENT FACILITY 7.1 Short explanation As descnbed in the Company's Not1ce of Extraordinary Meet1ng (EGM) dated 5 February 2015 and approved by the members (Prior Approval) at the EGM on 6 March 2015 (Approval Date), the Company entered 1nto a Standby Equ1ty Placement Facility with Kentgrove Capital Growth Fund (Kentgrove), an Investment fund managed by Kentgrove Capital Pty Ltd (Kentgrove Standby Facility) Pursuant to ASX L1St1ng Rule 7.1, the approval by members at the EGM was restncted to 1ssues of shares under the Kentgrove Standby Faolity for a penod of 3 months from the Approval Date. As th1s Initial approval exp1red on 5 June 2015, the Company now seeks further shareholder approval to g1 ve the Company the flex1bil1 ty to be able to use the Kentgrove Standby Faol ty for another 3 months follow1ng the approval of th1s Resolut1on 6 The Company IS not stat1ng that 1t will use the Kentgrove Standby Faolity, JUSt that 1t IS seek1ng the abi11ty to do so w1thout 1mpactmg on 1ts 15% allowance under ASX List1ng Rule 7.1 . The key terms of the Kentgrove Standby Faolity are aga1 n summansed 1n Annexure A, be1ng the same as applied under the Pnor Approval and d1sclosed 1n the not1ce of meeting for the EGM, (Prior Notice), subject to m1nor amendment to reflect the Pnor Approval and allow for Shares 1ssued under the Kentgrove Standby Faol1ty s1nce that date. As prov1ded m the Pnor Notice, Shareholders should note 1n respect of the Kentgrove Standby Faolity. • It is at the d1scret1on of the Company as to whether or not 1t will provide Kentgrove w1th an allotment request. the max1mum allotment amount and when an allotment request IS made by the Company under the Kentgrove Standby Faol1ty; On entry 1nto the Kentgrove Standby Faolity 1n January 2015, the Company 1ssued 40 mill1on Shares, representing 2.33% of the total Faolity amount, as cons1derat1on for Kentgrove agreemg to operate the Facil1ty for the period of 24 months (Facility Fee). The Faolity Fee only accrues as the Faolity IS used by the Company and IS rebatable on a pro-rata proportional bas1s (less 20% ) on term1nat1on of the Facility to the extent the Company does not drawdown that amount under the Kentgrove Standby Fac11ity; Allot111ents of Shares reflect1ng drawdmvns accepted by Kentgrove are to be 1ssued at a 5% d1scount to a volume we1ghted average pnce (WVAP) over the penod of the placement, subject to the m1n1mum 1ssue pnce determ1ned by the Company; The proviSIOn of fund1 ng by Kentgrove, under the Faolity, IS subject to a number of conditiOns, 1nclud1ng that the market traded pnce be no lower than the m1n1mum 1ssue pnce set by the Company, and other cond1t1ons customanly 1ncluded m facilities of th1s nature. The Company IS only ent1tled to allot Shares pursuant to the approval sought under th1s Resolut1on 6 for a (further) period of 3 months from the date th1s approval1s obtamed, after wh1ch the Company will need to rely on 1ts ava1lable capaoty under ASX Listing Rule 7.1 to allot any further Shares pursuant to the Kentgrove Standby Facil1ty or seek further Shareholder approval. Approval of th1s Resolut1on 6 will mean that for the 3 month period after the approval the Company will not need to rely on 1ts available capaoty under ASX Listing Rule 7.1 to issue Shares pursuant to the Kentgrove Standby Faolity. • • The Board believes the Kentgrove Standby Faolity provides flexibility f or the Company and wdl ass1st w1th 1ts fund1ng reqwements as the market for BREVAGenplus contmues to expand 1n the US. 8

7.2 Regulatory Requirements The ASX Llsttng Rules set out a number of regulatory reqUirements that must be sattsfted tn relatton to the ratlftcatton of the tssue of secunttes under Resolutton 6. These are summansed below. 7.3 Information required under ASX listing Rules 7.1 ASX Ltsttng Rule 7 3 reqUires that a notiCe of meettng pursuant to whtch Shareholders are reqwed to constder approvtng a resolutton pursuant to ASX Ltsttng Rule 7.1 must tnclude the followtng tnformatton: (a) the maximum number of securities to be issued: The maximum number of Shares whtch may be tssued under the Kentgrove Standby Facility (over the term of the Faciltty) betng calculated by dtvtdtng the maxtmum Faoltty amount (currently) of approxtmately $20 96 mtllton (betng the tntttal $24 mtllton under the Pnor Approval, less approxtmately $3.04 million rece1ved tn the 1ssue of shares under the Kentgrove Standby Faoltty stnce the Pnor Approval) dtvided by the Issue Pnce (as descnbed 1n (c) below). (b) the date by which the securities will be issued: If any secunttes are to be tssued under thts shareholder approval. 1t would be wtthtn 3 months of the date of Shareholder approval at thts Annual General Meettng. (c) the issue price of securities: Calculated tn accordance w1th the Kentgrove Standby Faoltty, betng at a 5% dtscount to a volume wetghted average pnce over the relevant penod, subject to the mtntmum tssue pnce (determtned by the Company), but tn all tnstances no less than 80% of the volume wetghted average pnce of Shares, calculated over the last 5 days of tradtng of Shares on the ASX before the day on whtch the relevant tssue is made (Issue PriCe). (d) the names of the allottees or the basis upon which the allottees were determined: Kentgrove Capttal Growth Fund, an tnvestment fund managed by Kentgrove Capttal Pty Ltd (e) the terms of the securities: Shares to be tssued will be fully patd ordtnary shares ranktng equally 1n all respects wtth all other fully patd ordtnary shares then on tssue 1n the Company. (f) the intended use of the funds raised: If the Shares are allotted, the funds ratsed wtll be used by the Company for general worktng capttal purposes. 7.4 Recommendation for Resolution 6 The Company dtrectors unantmously recommend that Shareholders approve Resolutton 6. 7.5 Voting Exclusion Statement - Resolution 6 Pursuant to ASX L1st1ng Rules 7.3 and 14.11 .1, the Company wtll dtsregard any votes cast on the resolutton by: {a) any person who IS to partiopate under the proposed allotment whtch IS the subject of Resolutton 6; and (b) an assoctate of the persons descnbed 1n paragraph (a) above. However, the Company may not dtsregard a vote tf: (c) 1 t is cast by a person as proxy for a person who ts entitled to vote, tn accordance wtth the dtrecttons on the proxy form; or (d) it is cast by the person chainng the general meeting as proxy for a person who IS entttled to vote, tn accordance wtth a dtrectton on the proxy form to vote as the proxy deodes. 9

8. RESOLUTION 7 – THE ISSUE OF OPTIONS TO MR EUTILLIO BUCCILLI UNDER THE EMPLOYEE OPTION PLAN

8.1 Background

To ensure that the Company has appropriate mechanisms to continue to attract and retain the services of executives of a high calibre, the Company established an employee option plan (the **Option Plan**) in 2008 which superseded the previous staff share plan.

The employees of the Company have been, and will continue to be, instrumental in the growth of the Company. The Directors consider that the Option Plan is an appropriate method to:

(a) reward employees for their past performance;

(b) provide long term incentives for participation in the Company's future growth; and

(c) motivate and generate loyalty from employees.

Subject to the passing of Resolution 3, the Company proposes to grant to the Company's Chief Executive Officer, Mr Eutillio Buccilli, a total of 14,236,111 options (**Options**) to purchase fully paid ordinary shares in the capital of the Company (**Shares**) as a long term incentive under the Option Plan. Each Option will have an exercise price of $0.02, will be subject to vesting conditions and will have an expiry date of 5 years from their grant date.

The Options will be granted in accordance with the rules of the Company's Option Plan last approved by shareholders at the Annual General Meeting held on 25 November 2014. The terms of the Options (including the vesting conditions) are set out in Annexure B to this Explanatory Memorandum.

A copy of the full Option Plan is set out on the Company's website and will be sent to any member of the Company upon request.

8.2 ASX Listing Rules

ASX Listing Rule 10.14 requires that a Company obtain shareholder approval before it issues securities to a director under an employee incentive scheme. For the purposes of the ASX Listing Rules, the Option Plan is an "employee incentive scheme". Accordingly, approval is sought pursuant to Listing Rule 10.14 for Resolution 7.

Where approval under Listing Rule 10.14 is sought, the following information is required pursuant to Listing Rule 10.15:

(a) The maximum number of securities that may be acquired by all persons for whom approval is required:

14,236,111 Options across 3 tranches which may, on vesting, be exercised for an aggregate of up to 14,236,111 Shares.

(b) The price at which each security is to be issued:

The Options will be granted at no cost to Mr Eutillio Buccilli. If and as the vesting conditions are met, the Options will be exercisable at $0.02 per Share. No value will be received by Mr Eutillio Buccilli if the Options lapse prior to exercise.

(c) The names of all persons referred to in Listing Rule 10.14 who received securities under this employee incentive scheme since the last approval, the number of the securities received, and acquisition price for each security:

No person referred to in Listing Rule 10.14 has received securities under the Option Plan since the Option Plan was last approved at the Company's 2014 Annual General Meeting.

(d) The names of all persons referred to in Listing Rule 10.14 entitled to participate in this Scheme:

The only persons referred to in Listing Rule 10.14 entitled to participate in the Option Plan are the Company's Chief Executive Officer, Mr Eutillio Buccilli.

(e) The terms of any loan in relation to the Options:

There is no intention for the Company to provide any loan to Mr Eutillio Buccilli in relation to the issue or exercise of the Options.

(f) The date that the Company will issue these securities:

It is anticipated that the Options will be issued to Mr Eutillio Buccilli within 30 days after the date of approval, and in any case no later than 12 months from the date of approval.

(g) Terms applicable to the securities:

The terms of the Options are set out in Annexure B (including the vesting conditions for the proposed three tranches).

10

GENETIC TECHNOLOGIES NOTICE OF AGM 2015

8.3 Corporations Act The Board believes that the 1ssue of the Opt1ons to Eut1lho Bucolli IS reasonable and on arm's length commeroal terms given the orcumstances of the Company and as due reward to Eutlllio Bucolli for h1s posit1on 1n the Company and the responsib11it1es as Ch1ef Execut1ve Of ,cer, and accord.ngly shareholder approval1s not requ1red under Chapter 2E for the 1ssue of the Opt1ons to Eutdho Buwlli 8.4 Valuation of options The opt1ons have been valued us1ng both the Black-Scholes pnc1ng model and Binom1al theory and based on the followmg assumptions: (a) An underlymg secunty pnce of $0.02 for each Opt1on. (b) An exerose pnce of $0.02 per Opt1on, for each tranche. (c) A d1v1dend rate of 0%. (d) An annualised volatility rate for the Company's Share pnce of 75% computed from the continuously compounded equ1ty rates of return for the Company's equ1ty, wh1ch has been calculated us1ng historical clos1ng share pnces from the date of list1ng of the Company to the date of valuat1on. (e) A nsk free rate of 2% be1ng the current Reserve Bank cash rate. (f) An exp1rat1on period of 5 years from the date of the 1ssue date of the Opt1ons. assum1ng that the Opt1ons will not be exerosed any earlier than upon or JUSt before the1r exp1rat1on date (which IS subsequent to the vestmg dates for the Options). Based on the valuation methodologies adopted and the assumptions made the aggregate value of all the Opt1ons to be granted 1s calculated to be $176,086. 8.5 Voting Exclusion The Company will disregard any votes cast on Resolution 7 by· (a) a d1rector of the Company who IS ehg1ble to partiCipate 1n the Opt1on Plan; and (b) any assooate of that director. However, the Company need not d1sregard a vote cast on Resolut1on 7 1f 1t IS cast by: (c) a person as proxy for a person who IS ent1tled to vote, 1f the vote is case in accordance w1th the d1rect1ons on the proxy form; or (d) the person cha1nng the meet1ng as proxy for a person who IS ent1tled to vote, 1n accordance w1th a d1rect1on of the proxy form to vote as the proxy dec1des. 8.6 Director's Recommendation All D1rectors (other than Mr Eutdlio Buwlli, who makes no recommendation due to h1s mterest 1n the outcome of Resolut1on 7) recommend that members vote 1n favour of Resolut1on 7. 9. FURTHER INFORMATION The D1rectors of the Company are not aware of any other 1nformat1on wh1ch IS relevant to the consideratiOn by members of the proposed Resolutions set out 1n the notiCe of general meet1ng The D1rectors recommend members read these explanatory notes 1n full and, 1f des1red, seek adv1ce from the1r own independent f1nanc1al or legal adv1ser as to tne effect of the proposed Resolu!IOns before mak1ng any dec1s1on 1n relat1on to the proposed Resolutions. ,,

ANNEXURE A-OUTLINE OF EXISTING KENTGROVE STANDBY FACILITY 1. STANDBY EQUITY PLACEMENT FACILITY In January 2015 the Company entered 1nto a standby equ1ty placement facility w1th Kentgrove Cap1tal Growth Fund, an Investment fund managed by Kentgrove Cap1tal Pty Ltd ACN 150 638 627 (Kentgrove), under wh1ch the Company at 1ts elect1on may request and Kentgrove may at 1ts election accept the allotment of Shares 1n the Company from t1me to t1me on the terms of the facility (Kentgrove Standby Facility). E1ther the Company or Kentgrove may terminate the Kentgrove Standby FaCility on 7 days not1ce w1thout the need to prov1de any reason or cause. No termmatiOn fee IS payable by e1ther party. The Kentgrove Standby FaC1I1ty was approved by shareholders at the Company's general meeting held on 6 March 2015. 2. ALLOTMENT REQUEST AND SUBSCRIPTION Where under the Kentgrove Standby Facility, the Company has 1ssued a request whiCh 1s accepted by Kentgrove, the 1ssue price for the relevant Shares IS calculated at a 5% d1scount to a volume we1ghted average price (VWAP) of trading m the Company's Shares by Kentgrove over the penod of the placement (Issue Price., subject to the Minlf"!1Um Issue Pnce .def1ned below) determ1ned by the Company. In all cases, 1f the Shares are 1ssued pursuant to Resolution 6, the Issue Pnce shall not be less than 80% of the VWAP for the Shares calculated over the last 5 days on whiCh sales 1n the Shares were recorded before the day on wh1ch the issue IS made. It IS a standby faCility allowmg the Company from t1me to t1me to request Kentgrove to subscnbe for Shares 1n the Company. There IS no min1mum number of Shares wh1ch must be 1ssued. The max1mum number of Shares wh1ch may be 1ssued under the Kentgrove Standby Faolity over the term of the FaCility is that number of Shares wh1ch at the Issue Pnce IS 111 aggregate equal to approximately $20.96 million (be1ng the 1n1tial $24 mill1on under the Pnor Approval, less approximately $3.04 mill1on rece1ved m the ISSue of shares under the Kentgrove Standby Facil1ty smce the Prior Approval). The Company is under no obligat1on to request and, except to the extent the request IS accepted, Kentgrove IS under no obligat1on to subscnbe for Shares 111 the Company. Kentgrove cannot subscnbe for Shares except in accordance w1th a request from the Company, and cannot 1n1t1ate a request. If the Company, from t1me to t1me, prov1des Kentgrove Cap1tal w1th an (Allotment Request), 1n that Allotment Request the Company will speCify: • the relevant penod for the Share Allotment (Allotment Period) the max1mum number of Shares Kentgrove may subscnbe for (Maximum Subscription Amount) and the m1n1mum pnce at wh1ch the Company would be prepared to 1ssue Shares for the relevant penod (Minimum Issue Price) wh1ch 1n any case. 1f 1ssued pursuant to ResolutiOn 6, shall not be less than 80% of the VWAP for the Shares calculated over the last 5 days on wh1ch sales 1n the Shares were recorded on the ASX before the day on wh1ch the relevant 1ssue IS made. Kentgrove then decides as to how much of the Allotment Request 1t will accept. At the end of the Allotment Penod Kentgrove prov1des the Company w1th a wntten confirmation (Allotment Notice) conf1rm1ng the number of Shares Kentgrove will purchase and the applicable Issue Pnce. The Company will 1ssue to Kentgrove the allotted Shares, Kentgrove will prov1de the subscnptlon mon1es for those Shares (Allotment Monies), and the Company will update the ASX market by the reqwed d1sclosure. All Allotment Requests are subject to the Company's abil1ty to 1ssue the Shares when requ1red 1nclud1ng, 1f appl1cable, its capaCity under ASX Listing Rule 7.1. 3. SHAREHOLDER APPROVAL The Company IS pursuant to Resolut1on 6 of th1s Not1ce of Annual General Meet1ng seek1ng Shareholder approval for the allotment of Shares under the Kentgrove Standby FaCility. If Shareholder approval1s not obta1ned for any reason, the Company may st1ll proceed w1th the allotment of Shares under the Kentgrove Standby FaCility util1s1ng 1ts 15% capaCity under ASX L1stmg Rule 7.1. 4. KENTGROVE FACILITY FEE On entry 1nto the Kentgrove Standby FaCility and 1mmed1ately follow1ng the lodgement w1th ASIC of a prospectus (m relat1on to the Kentgrove Standby Facility), the Company 1ssued Kentgrove 40 million Shares. at that t1me representmg 2.33% of the total FaCility amount, as cons1derat10n for Kentgrove agreemg to operate the Facil1ty for the penod of 24 months (Facility Fee). The FaCility Fee only accrues to the benef1t of Kentgrove on a proportional bas1s, as the Kentgrove Standby Facil1ty 1s used by the Company. The FaCility Fee shall be rebated, on a pro rata proport1onal basis, for the dollar amount of the Kentgrove Standby Facility that has not been ut1lised upon term1nat1on or exp1ry of the FaCility. The rebate (Facility Fee Rebate) equates to a repayment of 80% of the Facility Fee or a buy back or cancellation of the Fac11ity Fee Shares (as nom1nated by Kentgrove). 12

5. TAX LIABILITY The Company will pay an equivalent amount 1n cash to Kentgrove Cap1tal for any tax liabi11ty mcurred by Kentgrove Cap1talm relat1on to the portion of the Facility Fee that has not yet accrued and been brought to account under the unutil1sed port1on of the Facil1ty, payable 1f and when the tax liabil1ty arises. Kentgrove Cap1talwill make repayments to the Company, m respect of the tax liability advance, when Kentgrove Cap1talmvo1ces the Company, on a quarterly bas1s, as and when the faolity fee IS brought to account 6. LIMITED FUTURE FUNDING RESTRICTIONS The Company shall have no restnct10ns as a result of the Kentgrove Standby Faohty on entenng 1 nto debt f1nanc1ng arrangements or from undertak1ng add1t1onal pnvate placements, nghts 1ssues or Shareholder purchase plans. However, the Company will be restncted from entenng 1nto a s1m1lar equ1ty lme fac11ity for a period of 24 months from the commencement of the Agreement 1n January 2015. Should the Company enter mto a s1m1lar Transaction w1th1n th1s 24 month penod (unless as a result of gross negligence on the part of Kentgrove or Kentgrove defaulting on 1ts obligatiOns under the Faolity) then any Fac1l1ty Fee that was prev1ously rebated must be repa1d to Kentgrove. If the Company IS 1n default of its obligat1ons under the Kentgrove Standby Faolity, then the Facility Fee Rebate w1ll not apply. 7. SHARES ISSUED All Shares 1ssued pursuant to the Kentgrove Standby Facil1ty will rank equally m all respects w1th ex1st1ng Shares from the date of the1r issue. 13

ANNEXURE B – OPTION TERMS

OPTION TERMS

Each Option entitles the holder (**Option Holder**) to subscribe for and be issued one fully paid ordinary share (**Share**) in Genetic Technologies Limited ACN 009 212 328 (**Company**) on the following terms:

1. Subject to clause 2, each Option is exercisable at any time after the date on which the Option meets its vesting conditions described below (**Vesting Date**), until and including their expiry date (**Expiry Date**), namely 5 years from the issue date of the Options (**Issue Date**). Any Options not exercised by the Expiry Date will automatically lapse on the Expiry Date. The vesting conditions which must be met before a tranche of Options shall vest (**Vesting Conditions**), namely the 3 month VWAP at which the Company's Shares must be trading on the ASX, are as follows:

Tranche Number	Vesting Conditions – VWAP Price*	Number of Options
1	$0.05	8,333,333
2	$0.10	3,125,000
3	$0.20	2,777,778
Total Options		**14,236,111**

* *VWAP Price means the 3 month volume weighted price of the Shares as traded on the ASX, subject to adjustment of the Vesting Hurdle (VWAP Price) in the manner described in clause 2.*

2. If the Company undertakes a material capital raising (or capital raisings which in aggregate) exceed $10 million in a successive 12 month period (**Material Capital Raising**), then the respective Vesting Conditions listed in clause 1 (being the VWAP Price as specified in clause 1 applicable to Options that have not yet vested) shall be adjusted to allow for that Material Capital Raising in accordance with the following formula

$$VC = VCo \times \frac{SC - MCR}{SC}$$

VC means the VWAP Price applicable as the Vesting Condition for a particular tranche immediately after the application of this formula,

VCo means the VWAP Price applicable as the Vesting Condition for a particular tranche immediately before the application of this formula,

SC means the number of ordinary Shares (together with the number of Ordinary Shares into which securities convertible into ordinary Shares would convert) as at the date the Vesting Condition is being determined, and

MCR means the number of ordinary Shares (together with the number of ordinary Shares into which securities convertible into ordinary Shares would convert) issued (that have not since being issued been cancelled, lapsed or expired) pursuant to the Material Capital Raising(s) since the issue date of these Options.

3. The Options may be exercised for part or all of the Options issued by the Option Holder giving written notice (**Notice of Exercise**) to the Company at its registered office after the respective Vesting Date and prior to the Expiry Date.

4. The exercise price for each Option (which is payable immediately on exercise) is $0.02 per Share (**Exercise Price**).

5. On receipt by the Company of the Notice of Exercise and payment of the Exercise Price in accordance with clause 3, the Company must, within 2 Business Days and if the Shares are listed on the Australian Stock Exchange (**ASX**) within the time period prescribed by the Listing Rules of the ASX (**ASX Listing Rules**):

   (a) allot to the Option Holder one Share in the Company for each Option exercised by the Option Holder:

   (b) cause to be despatched to the Option Holder the relevant acknowledgement of issue, a holding statement or share certificate (as applicable) as soon as is reasonably practicable detailing the issue of the relevant Share/s; and

   (c) issue (if applicable) a new holding statement (or option certificate) for the balance of the Options that remain unexercised.

14 GENETIC TECHNOLOGIES NOTICE OF AGM 2015

6. Shares allotted on the exercise of Options will rank equally in all respects with the then existing issued ordinary fully paid shares in the capital of the Company (except in respect to any dividends which shall have been declared but not yet distributed before the actual exercise of an Option) and will be subject to the provisions of the Constitution of the Company.

7. The Options in a particular tranche (described in clause 1 above) are transferable by an Option Holder on written notice to the Company after the respective Vesting Date of those Options, and where the Shares are quoted, in accordance with the ASX Listing Rules, provided that the Options cannot be transferred or assigned within 12 months after the Issue Date. The transferor of an Option remains the holder of that Option until the name of the transferee is recorded in the Option Register as the holder of that Option. A Option may be only be transferred by an Option Holder without the consent of the Company where the:

   (a) Optionholder complies with all applicable laws and regulations, including the relevant provisions of the Corporations Act and where applicable the ASX Listing Rules; and

   (b) transferee is an Exempt Investor and is a resident of, or incorporated or formed in, the Commonwealth of Australia and is not a direct or indirect competitor of the Company.

8. In the event of a pro rata issue of Shares by the Company, the Exercise Price for each Option will be adjusted in accordance with Listing Rule 6.22.2 of the ASX Listing Rules (which adjustment formula will apply even where the Company is not admitted to the ASX Official List).

9. If any reorganisation (including consolidation, subdivision, reduction, return or cancellation) of the issued capital of the Company occurs before the expiry of any Options, the number of Options to which each Option Holder is entitled or the Exercise Price of his or her Options or both must be reorganised in accordance with the ASX Listing Rules applying to a reorganisation at the time of the reorganisation (which adjustment formula will apply even where the Company is not admitted to the ASX Official List).

10. An Option does not confer the right to participate in new issues of capital offered to holders of Shares (**Rights Entitlement**) during the currency of the Options without exercising the Options. However, the Company will ensure that for the purpose of determining Rights Entitlements to any such issue, the Option Holder is to receive written notice from the Company of the pending closing or record date and sufficient time for the Option Holder to exercise the Options that have vested prior to that closing or record date in order to qualify for the participation in the Rights Entitlement to the extent of the Options that have vested.

11. If the Shares are listed for quotation on the ASX, the Company will apply to the ASX for, and will use its best endeavours to obtain, quotation or listing of all Shares allotted on the exercise of any Options within 10 Business Days (as defined in the Listing Rules of the ASX) of allotment.

12. In the event of the liquidation of the Company, all unexercised Options will lapse upon the occurrence of that liquidation.

13. The Options do not provide any entitlement to dividends paid to ordinary shareholders.

14. The Options do not entitle the Option Holder to vote at any meeting of shareholders.

15. To the extent that any of these Option Terms and Conditions are inconsistent with or contrary to the ASX Listing Rules (if any), the ASX Listing Rules provisions will prevail and these Option Terms and Conditions are deemed to incorporate the relevant ASX Listing Rules provisions as an amendment to these terms; and

16. These terms and conditions are governed by the law of Victoria. The parties submit to the non-exclusive jurisdiction of the courts of Victoria.

15

Genetic Technologies Limited

ABN 17 009 212 328

⊢ 000001 000 GTG
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your vote:

By Mail:
P.O. Box 115,
Fitzroy Victoria 3065
Australia

By Hand Delivery:
60-66 Hanover Street,
Fitzroy, Victoria 3065
Australia

Alternatively you can fax your form to
(within Australia) 03 8412 7040
(outside Australia) +61 3 8412 7040

For all enquiries call:
(within Australia) 1300 850 505
(outside Australia) +61 3 9415 4000

Proxy Form

For your vote to be effective it must be received by 10.30 am on Monday, 23 November 2015

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms".

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

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MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 IND

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Genetic Technologies Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Genetic Technologies Limited to be held at "Treetops", Melbourne Museum, 11 Nicholson Street Carlton, Victoria 3053 Australia on Wednesday, 25 November 2015 at 10.30 am and at any adjournment or postponement of that Meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolutions 1 and 7 (except where I/we have indicated a different voting intention below) even though Resolutions 1 and 7 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolutions 1 and 7 by marking the appropriate box in step 2 below.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Adoption of Remuneration Report	☐	☐	☐
Resolution 2	Re-election of Dr Malcolm Roy Brandon as a Director	☐	☐	☐
Resolution 3	Election of Mr Eutillio Buccilli as a Director	☐	☐	☐
Resolution 4	Ratification of Prior Placement of Shares to Sophisticated Investors	☐	☐	☐
Resolution 5	Ratification of Prior Placement of Shares to Kentgrove Capital Growth Fund	☐	☐	☐
Resolution 6	Refresh of existing Kentgrove Standby Equity Placement Facility	☐	☐	☐
Resolution 7	The Issue of Options to Mr Eutillio Buccilli under the Employee Option Plan	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each resolution. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________________ Contact Daytime Telephone ____________________ Date ___ / ___ / ___

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